U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

DATE OF REPORT: November 10, 2025

FISYN FUND II LLC

(the “Company”)

Commission File No. 024-12561

EIN No. 33-2430694

Delaware

(State of other jurisdiction of incorporation or organization)

777 Main Street, Suite 600

Fort Worth, Texas 76102

Office: (512) 739-7567

Email: mmcvaney@fisyn.com

Class A and Class B Interests

(Issued pursuant to Regulation A)

ITEM 9. Other Events

On October 14, 2025, FISYN FUND II LLC, a Delaware limited liability company (the “Company”) through the written consent of all the Class M members of the Company, approved the amendment and restatement the Company’s amended and restated operating agreement dated March 14, 2025 (the “First Amended Company Agreement”) with the second amended and restated company agreement dated October 14, 2025 (the “Seconded Amended Company Agreement), which is attached hereto as Exhibit 2.1.

Capitalized terms not defined herein have the same meaning as that defined in Article 2 or Section 5.5 of the Second Amended Company Agreement. The Class M members approved the amendment of the First Amended Company Agreement in order to add Section 5.5 included in its entirety below, which gives authority to the manager of the Company (the “Manager”) to without any the approval, or vote of the Members, to enter into a separate agreement or letter agreement (each, a “Side Letter”) with any Member or prospective Member (including any affiliate thereof), which has the effect of establishing rights under, or altering or supplementing the terms of, this Agreement or any related agreement.

The Company intends to authorize the Manager to enter into certain Side Letters with investors investing in the Company through an open offering of the Company exempt from registration pursuant to Regulation D, Rule 506(c) of the Securities Act of 1933, as amended. The Company does not intend to enter into any Side Letters with investors investing through the Company’s Regulation A offering. The Second Amended Company Agreement requires that any Side Letter shall not adversely affect the rights or obligations of any other Member without that Member’s written consent.

Section 5.5 is as follows:

“Notwithstanding anything to the contrary contained in this Agreement, the Manager shall have the authority, without any the approval, or vote of the Members, to enter into a separate agreement or letter agreement (each, a “Side Letter”) with any Member or prospective Member (including any affiliate thereof), which has the effect of establishing rights under, or altering or supplementing the terms of, this Agreement or any related agreement, including, without limitation, rights to additional or different information, fee structures, withdrawal rights, voting rights, or other economic or non-economic terms; provided, however, that any such Side Letter shall not adversely affect the rights or obligations of any other Member without that Member’s written consent.

The Company and all Members hereby agree that the Manager shall be authorized to enter into any such Side Letters and that the terms of any such Side Letter to which the Company is a party shall be binding upon the Company and enforceable in accordance with its terms (notwithstanding any other provision of this Agreement). The Manager shall not be required to disclose the existence or terms of any such Side Letter to any other Member unless required by law or regulation.”

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Index

2.1	Second Amended and Restated Company Agreement

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FISYN FUND II LLC

By:	FISYN Management Company LLC,
A Texas limited liability company
its manager

By:	/s/ Rawney McVaney
Rawney McVaney, its manager

By:	/s/ Micah McVaney
Micah McVaney, its manager

FISYN FUND II LLC

By:	FISYN Management Company LLC,
A Texas limited liability company
its manager

By:	/s/ Rawney McVaney
Rawney McVaney, its manager

By:	/s/ Micah McVaney
Micah McVaney, its manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities indicated as of November 10, 2025.

SIGNATURE	TITLE	DATE

/s/ Rawney McVaney	Managing member of Financial Synergy Holdings LLC, the manager of FISYN Management Company LLC	November 10, 2025
Rawney McVaney	(principal executive officer and principal financial and accounting officer)

/s/ Micah McVaney	Manager of FISYN Management Company LLC	November 10, 2025
Micah McVaney

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